Filed by Ross Systems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Ross Systems, Inc.
Commission File No. 000-19092

ON AUGUST 26, 2004, ROSS SYSTEMS, INC. ISSUED THE FOLLOWING INTERNAL MEMORANDUM:

To all IMI and Ross Systems Employees Worldwide

Today, we finalized the acquisition of Ross Systems by chinadotcom, a long anticipated event for all of us in the Ross organization. With this significant event behind us I thought it would be a good time to reiterate the benefits of being part of chinadotcom for both Ross and IMI and to update you on what will occur during the next few months.

Benefits of chinadotcom

Among the many benefits of being part of chinadotcom, the most obvious will be our increased stature; chinadotcom now has annualized revenues of nearly $250 million US dollars. Size matters in the software business and being part of a large financially stable entity will give us leverage to gain the market recognition we have not been able to achieve on our own.

Additionally, chinadotcom has the cash reserves required to finance the rapid growth we expect to achieve during the coming years and provides us the opportunity to build or acquire products which will benefit our customers worldwide.

Ross, IMI and chinadotcom all share a vision of being a global leader in our target markets and being part of chinadotcom gives us entry to one of the largest markets in the world, the Greater China market. Through chinadotcom we have the unique advantage of selling as a local company into the China market.

Will our Company names change?

I have been asked a number of times if we will be changing our company name to something other than IMI and Ross Systems. In the short term, we will be retaining our respective company names and it will be business as usual. We need to ensure that during the next few quarters we place our emphasis on adding new customers, servicing our existing customers and returning profits to our parent, chinadotcom.

I can also tell you that we have retained Interbrand, an international management consulting firm based in New York City, to work with each of the companies in the software group including Pivotal, Platinum China, Ross Systems and IMI to determine the long term benefits of managing the combined businesses under a single name and brand. This effort will take place over the next 16 weeks and many of you will be involved in the process.

Will there be any Management Changes?

I am also pleased to tell you no changes in the executive management team of IMI or Ross Systems are currently contemplated. We will continue to operate under the existing organizational structure with the one exception being the appointment of a Managing Director to run the Nordic region for our companies. We will be making a separate announcement on this appointment in the coming weeks.

Impact on Products

The development organizations under the direction of Eric Musser will continue to drive our overall technology strategies and delivery of our urgent product priorities. During the remaining months of 2004 we will finalize our product and business plans for 2005. You are expected to be part of that process and will be updated on our final 2005 plans when the exercise is completed later this year.

Impact on Customers

Let me emphasize that we don’t anticipate any changes that will negatively impact IMI or Ross customers. We will continue to maintain a strong relationship with our customers and it will be business as usual regarding the support our customers expect from us.

Summary

I am personally excited about completing the merger of Ross Systems and chinadotcom. The future holds great promise for our companies and the opportunity for growth in the global market. We all have much to contribute to our future success.

Regards,

James P Tinley
Chief Executive Officer